John T. McKenna	SENT VIA EDGAR
T: +1 650 843 5059
jmckenna@cooley.com

September 5, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

                 Daniel Greenspan

                 Amy Reischauer

Re:	Lipocine Inc.

Form 8-K

Filed July 25, 2013

File No. 333-178230

Ladies and Gentlemen:

On behalf of Lipocine Inc. (“Lipocine” or the “Company”), the following information is in response to a letter, dated August 21, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Current Report on Form 8-K filed on July 25, 2013 (the “Form 8-K”). The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter.

Page references in the text of this response letter correspond to the page numbers of the Form 8-K as amended and re-filed on September 5, 2013 (the “Form 8-K/A”). Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 8-K.

General

1.	Please amend your Form 8-K to include all the information that would be required if Lipocine Operating had filed a Form 10-Q for the quarterly period ended June 30, 2013. This includes updating the interim financial statements in Exhibit 99.1 and the pro forma financial information in Exhibit 99.3.

The Company respectfully acknowledges the Staff’s comments and has revised pages 43 through 54 of the Form 8-K/A to include the information that would be required if Lipocine Operating had filed a Form 10-Q for the quarterly period ending June 30, 2013, as well as updated interim financial statements for the three and six months ended June 30, 2013 as Exhibit 99.1 and updated pro forma financial information as Exhibit 99.3.

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September 5, 2013

Page Two

Item 2.01

Business — Industry, page 4

2.	We note your statement that “although there are some adverse effects associated with the use of testosterone replacement, the benefits generally far outweigh the risks in patients being treated for hypogonadism.” It is our understanding, however, that there is a dearth of large-scale, long-term studies assessing the risks and benefits of testosterone replacement therapy. Accordingly, please remove this statement.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 5 of the Form 8-K/A to remove this statement.

Product Candidates, page 6

3.	Please revise your disclosure to explain briefly what you mean by “bringing the absorption process under formulation control and making the product robust to physiological variables.”

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 6 of the Form 8-K/A.

4.	To the extent practicable, please minimize the use of highly technical terminology in this section and elsewhere in your filing that may be unfamiliar to lay investors. If the use of such terms is necessary, please give the meaning and significance of such terms in plain language that may be understood by a person not acquainted with this industry or scientific field. For example, an explanation of the terms “undecanoate,” “ester prodrug,” “eugonadal” and “dose titration” should accompany their first usage in the filing.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure throughout the Form 8-K/A.

5.	Please revise your disclosure to explain briefly what you mean by “the lower bound of the 95% confidence interval.”

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 7 of the Form 8-K/A.

6.

Please revise your disclosure to explain briefly what you mean by “the Phase II study results for all groups revealed that Cave and Cmax were highly correlated and there was a high probability of titrating to acceptable Cmax levels by maintaining Cave levels below about 600 ng/dL.”

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 8 of the Form 8-K/A.

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September 5, 2013

Page Three

7.	In your discussion of the completed Phase II study for LPCN 1021, please clarify that the results of your trial for the 225 mg twice-a-day dose is not a guarantee that any future Phase III trials will similarly meet the primary and secondary endpoints required by the FDA for approval of a TRT product and cannot, in the absence of a successful pivotal Phase III trial, serve as the basis for FDA marketing approval of LPCN 1021.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 8 of the Form 8-K/A.

8.	Please also provide information in your table on page 7 for the results of the 225 mg group on days 22 and 29 for patients in Group V.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 7 and 8 of the
Form 8-K/A.

9.	We note that the study duration for your Phase II trial ranged from 15 days to 29 days, depending on the group of patients involved. We also note that your proposed Phase III trial will be substantially longer, with patients receiving treatment for up to thirteen weeks. Please make clear whether this longer treatment period is part of the FDA’s criteria for approval of a TRT and whether it is possible that the company may have difficulty replicating the results observed in the Phase II trial for the 225 mg twice-a-day dose as a result of a significantly longer treatment period.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 8 of the Form 8-K/A.

LPCN 1111: A Next Generation Oral Product Candidate for TRT, page 8

10.	Please revise your disclosure to state whether you submitted an IND for the Phase I study of LPCN 1111 in post-menopausal women or explain why no IND was required.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 8 of the Form 8-K/A.

Hydroxyprogesterone caproate, or HPC/Preterm Birth, or PTB, Market Overview, page 9

11.	We note your statement that LPCN 1107 may be eligible for orphan drug designation if it is deemed to be a major contribution to patient care. Please expand this discussion to clarify that there are additional criteria that must be met to obtain an orphan drug designation and briefly describe those requirements or cross-reference to the appropriate discussion elsewhere in your filing.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 9 and 10 of the Form 8-K/A.

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September 5, 2013

Page Four

Risk Factors

12.	Please include a risk factor that addresses the risks associated with the fact that none of your directors are independent, as defined in the NASDAQ Stock Market rules.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 34 of the Form 8-K/A.

“We are an emerging growth company...” page 36

13.	We note your statement here that you plan to avail yourself of the exemption under Section 107(b) of the JOBS Act from new or revised accounting standards. This conflict with your statement on page 51 that you have irrevocably elected not to avail yourselves of this exemption. Please revise our disclosure to reconcile this discrepancy. In addition:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 37 of the Form 8-K/A to delete the text and has disclosed on page 51 of the Form 8-K/A that the election is irrevocable.

“We may incur substantial costs a result of litigation ...” page 39

14.	Please identify the subject matter of the company’s pending patent applications that are the subject of the interference requests made to the U.S. Patent Office in September and October 2012.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 40 of the Form 8-K/A.

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September 5, 2013

Page Five

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview of Our Business, page 43

15.	We note that you reacquired the rights to LPCN 1021 from Abbott in March 2012 in exchange for up to a 1.5% royalty rate on net sales. Please describe all of the material terms of your agreement with Abbott governing such reacquisition, including each party’s obligations, financial provisions other than the 1.5% royalty obligation, the duration of the agreement and any termination provisions. In addition, please file this agreement as an exhibit to your filing, or provide us with a legal analysis as to why this agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully submits that neither the prior license agreement nor the amendment and termination agreement with Solvay/Abbott (pursuant to which the Company reacquired the rights to LPCN 1021) is required to be filed as exhibits to the Registration Statement because the agreements are not material contracts under Item 601(b)(10)(ii)(B) of Regulation S-K which requires the filing of “contract[s] upon which the registrant’s business is substantially dependent.” The Company respectfully advises the Staff that all obligations under the prior license agreement have been completed except that the Company will continue to owe Abbott royalties in certain circumstances. The Company has revised page 43 of the Form 8-K/A to reflect the termination of the prior license agreement and the Company’s continuing royalty obligations to Abbott.

Critical Accounting Policies and Significant Judgments and Estimates, page 52

16.	We note your statement that you enter into arrangements with collaboration partners. Please revise your disclosure to clarify whether you have any active collaboration agreements in place. Please also include a description of the material terms of any such agreements, including each party’s obligations, any financial provisions, the duration of the agreements and any termination provisions. In addition, please file a copy of each agreement as an exhibit to your filing, or provide us with a legal analysis as to why any such agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 52 of the Form 8-K/A.

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September 5, 2013

Page Six

Related Person Transactions, page 61

17.	Please expand your description of your assignment and services agreement with Spriaso LLC to describe the duration of the agreement and any termination provisions. In addition, please file this agreement as an exhibit to your filing or provide us with a legal analysis as to why this agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has clarified the duration of the agreement and related termination provisions on page 60 of the Form 8-K/A.

The Company respectfully advises the Staff that it believes that the License and Assignment Agreement and related Services Agreement between the Company and Spriaso LLC (the “Spriaso Agreements”), an entity that is majority-owned by the Company’s President and Chief Executive Officer, two other members of the Company’s Board of Directors, and certain of their affiliates (the “Related Parties”), are not required to be filed as exhibits to the Registration Statement pursuant to Regulation
S-K, Item 601.

The Company advises the Staff that the Spriaso Agreements relate to a one-time assignment and transfer of intellectual property, a product development agreement and exchange of rights relating to the Company’s cough and cold program. As disclosed in the Form 8-K/A, the Company’s primary development programs are based on oral delivery solutions for poorly bioavailable drugs. In particular, the Company’s lead product candidate is an oral testosterone replacement therapy, with two earlier stage candidates being an oral testosterone therapy and for the prevention of preterm birth. As such, the Company’s cough and cold program was outside of the Company’s core focus and clinical development path. The Company’s cold and cough program would require substantial expense to complete development and to date has received marginal interest from investors or marketing licensees. In addition, the current market for cough/cold products is highly fragmented and any new product developed from the licensed technology would likely be a small, niche product.

The Services Agreement provides for ordinary management and administrative services, services relating to product development, employee secondment and facilities resources between the Company and Spriaso. Any fees payable by Spriaso to Lipocine for such services would be part of the net proceeds payable to Lipocine pursuant to the License and Assignment Agreement, which the Company currently expects will be less than $250,000 in the aggregate. As such, the Company believes neither of the Spriaso Agreements qualify as material contracts under Regulation S-K, Item 601(b)(10)(i).

In addition, the Company believes that the Spriaso Agreements fall into the category of ordinary course contracts described in Regulation S-K, Item 601(b)(10)(ii), which provides, in relevant part, that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless the contract falls within one or more of the categories covered by paragraphs (A) through (D) thereof, in which case it should be filed except where immaterial in amount or significance.

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September 5, 2013

Page Seven

In particular, the Company believes that the Spriaso Agreements are not material contracts within the meaning of Regulation S-K, Item 601(b)(10)(ii)(A) thereof, which requires the filing of “contract[s] to which… directors, … [or] security holders named in the registration statement… are parties” unless such contracts “involve only the purchase or sale of current assets having a determinable market price, at such market price” or are “immaterial in amount or significance.” The Company advises the Staff that the value of the assets transferred pursuant to the License and Assignment Agreement was determined by the Company and its financial advisor to be immaterial relative to the value of the core assets of the Company. Further, the Company believes that in light of the significant capital that would be needed to develop a product, as well as the limited size of the potential market, the likelihood that the Company would receive payments in any material amount under the License and Assignment Agreement in the near or medium term would be remote. As a result, the Company believes that this contract is “immaterial in amount or significance” and therefore not required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company further believes that Spriaso Agreements are not material contracts within the meaning of Regulation S-K, Item 601(b)(10)(ii)(B) thereof, which requires the filing of “contract[s] upon which the registrant’s business is substantially dependent.” As noted above, these cough and cold program and related assets were not core to the Company’s product development focus. Moreover, as discussed above, the Company does not currently expect any revenues attributable to the Spriaso Agreements in 2013 or 2014. If one or both of the Spriaso Agreements would qualify as a material contract under Regulation S-K, Item 601, at a later time, the Company intends to file such agreement(s) as an exhibit to the appropriate filing with the Commission at such time.

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September 5, 2013

Page Eight

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations.

Sincerely,

COOLEY LLP

/s/ John T. McKenna

John T. McKenna

cc:	Mahesh V. Patel, Lipocine Inc.

Robert K. Merrell, Lipocine Inc.

Gordon K. Ho, Cooley LLP

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